UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

PARTS ID, INC. (formerly known as Legacy Acquisition Corp.)
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

524643103
(CUSIP Number)

March 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 524643103
1.	Name of Reporting Persons Legacy Acquisition Sponsor I LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 914,143
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 914,143
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 914,143
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.75%*
12.	Type of Reporting Person (See Instructions) OO

*	Based on 33,173,456 shares of Class A common stock outstanding as of November 3, 2021.

CUSIP No. 524643103
1.	Name of Reporting Persons Edwin J. Rigaud
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 171,155
	6.	Shared Voting Power 914,143
	7.	Sole Dispositive Power 171,155
	8.	Shared Dispositive Power 914,143
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,085,298
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.27%*
12.	Type of Reporting Person (See Instructions) IN

*	Based on 33,173,456 shares of Class A common stock outstanding as of November 3, 2021.

Item 1(a).	Name of Issuer

PARTS iD, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1 Corporate Drive, Suite C, Cranbury, New Jersey 08512

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Legacy Acquisition Sponsor I LLC

(ii) Edwin J. Rigaud

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

c/o PARTS iD, Inc., 1 Corporate Drive, Suite C, Cranbury, New Jersey 08512

Item 2(c).	Citizenship

(i) Legacy Acquisition Sponsor I LLC is a Delaware limited liability company.

(ii) Edwin J. Rigaud is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.0001 per share, of the Issuer.

Item 2(e).	CUSIP Number

702141102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not applicable

(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.S. 80a-8).

(e) Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J)).

(k) Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4.

Ownership

(a) Amount beneficially owned: see responses to Item 9 on each cover page.

On November 20, 2020, Legacy Acquisition Corp. (“Legacy”) completed its business combination with Onyx Enterprises Int’l, Corp. Following the business combination, the combined company was renamed PARTS iD, Inc.

Edwin J. Rigaud is one of the Issuer’s Directors, is the managing member of the Sponsor (defined below) and, in his capacity as the Sponsor’s managing member, has the sole voting and dispositive power of the securities held by the Sponsor. Accordingly, Mr. Rigaud may be deemed to have beneficial ownership of such shares. Mr. Rigaud also holds shares in his individual name, over which he has sole voting and dispositive power. The Sponsor has no voting or dispositive power over shares held individually by Mr. Rigaud.

(b) Percent of class: see responses to Item 11 on each cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: see responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote: see responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of: see responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of: see responses to Item 8 on each cover page.

Legacy Acquisition I Sponsor LLC (the “Sponsor”) directly holds the securities as reported by it in this Schedule 13G/A. The Sponsor shares voting and dispositive power of the securities held by it with Edwin J. Rigaud. Mr. Rigaud is one of the Issuer’s Directors, is the managing member of the Sponsor and, in his capacity as the Sponsor’s managing member, has sole voting and dispositive power of the securities held by the Sponsor. Accordingly, Mr. Rigaud may be deemed to have beneficial ownership of the securities held by the Sponsor.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons have agreed to file this Schedule 13G with respect to their ownership of Class A common stock. See Item 4 above and Exhibit 1 to this Schedule 13G.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 19, 2021

LEGACY ACQUISITION SPONSOR I LLC a Delaware limited liability company

By:	/s/ Edwin J. Rigaud
Name:	Edwin J. Rigaud
Title:	Managing Member

/s/ Edwin J. Rigaud
Name:	Edwin J. Rigaud

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of November 19, 2021, by and between Legacy Acquisition Sponsor I LLC and Edwin J. Rigaud.